VIA EDGAR

March 16, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	Atlantic American Corporation Form 10-K for fiscal year ended December 31, 2007 Filed March 31, 2008 File No. 0-03722

Dear Mr. Rosenberg:

As per our discussion with Mr. Frank Wyman, Atlantic American Corporation (“we” or the “Company”) anticipate providing to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) a draft copy of our proposed 2008 Form 10-K disclosure with respect to the matter which we have previously discussed and was first subject to comment on August 28, 2008. We currently anticipate providing that draft copy to the Commission no later than Tuesday, March 24, 2009.

Thank you for your attention to this matter and please contact me at (404) 266-5501 should you have any further questions or comments.

Sincerely,

/s/ John G. Sample, Jr.

John G. Sample, Jr.
Senior Vice President and
Chief Financial Officer

cc:	Hilton H. Howell, Jr., CEO, Atlantic American Corporation Audit Committee, Atlantic American Corporation BDO Seidman LLP